                                                                Exhibit 3(E)(19)

Maxim Crane Works Extends Exchange Offer and Consent Solicitation.

586 words
30 June 2003
11:22
Business Wire
English
(c) 2003 Business Wire

PITTSBURGH-(BUSINESS WIRE)-June 30, 2003-Maxim Crane Works announced today, in connection with its exchange offer and consent solicitation relating to the 10 3/8% Senior Notes due 2008 of Anthony Crane Rental, L.P. and Anthony Crane Capital Corporation and 13 3/8% Senior Discount Debentures due 2009 of Anthony Crane Rental Holdings, L.P. and Anthony Crane Holdings Capital Corporation, that the exchange offer and consent solicitation, which were scheduled to expire at 12:01 a.m., New York City time, on June 28, 2003, have been further extended until 12:01 a.m., New York City time, on July 8, 2003, unless further extended.

Holders of approximately 94.2% of the outstanding principal amount of the Senior Notes and 100.0% of the outstanding principal amount of the Senior Discount Debentures have tendered their Senior Notes and Senior Discount Debentures for exchange and delivered their waivers and consents to the proposed amendments to the indentures governing the Senior Notes and Senior Discount Debentures prior to the original deadline.

If the exchange offer and consent solicitation are successfully consummated and any Senior Notes or Senior Discount Debentures remain outstanding, the issuers of the Senior Notes and the Senior Discount Debentures will enter into supplemental indentures relating to the Senior Notes and the Senior Discount Debentures incorporating the proposed indenture amendments, as described in the Offering Memorandum for Exchange Offer and Solicitation of Consents and Waivers dated March 14, 2003, as amended. Following consummation of the exchange offer and consent solicitation, once the proposed amendments to the Senior Note indenture and the Senior Discount Debenture indenture become effective, the holders of Senior Notes and Senior Discount Debentures not exchanged in the offer will be bound thereby.

The depositary for the exchange offer and consent solicitation is U.S. Bank National Association.

Additional information concerning the terms of the exchange offer and consent solicitation may be obtained from Ronald M. Marmo, Vice President Administration (412-330-1753) at Anthony Crane Rental, L.P. d/b/a Maxim Crane Works, 800 Waterfront Drive, Pittsburgh, Pennsylvania 15222.

This announcement is not an offer to exchange, a solicitation of an offer to exchange, or a solicitation of consents or waivers with respect to the Senior Notes or Senior Discount Debentures. The exchange offer and consent and waiver solicitation are made solely by the Offering Memorandum for Exchange Offer and Solicitation of Consents and Waivers, as it may be amended or supplemented from time to time.

About Maxim Crane Works

Maxim Crane Works is a crane rental company specializing in the rental and sales of cranes, aerial work platforms, rough-terrain telescopic forklifts, boom trucks and other ancillary equipment.

Forward-Looking Statements

Certain statements contained in this document may be deemed to be forward-looking statements. Forward-looking statements are those that use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue" or other comparable expressions. These words indicate future events and trends. Forward-looking statements are Maxim's current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or results anticipated by Maxim. All forward-looking statements are based on information available to Maxim on the date hereof, and the company does not assume any obligation to update such statements.

CONTACT: Stanton Crenshaw Communications Joe LoBello, 212/780-1900 jlobello@stantoncrenshaw.com.

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